Mail Stop 3561

December 6, 2007

Ernest E. East
General Counsel
Nevada Gold & Casinos, Inc.
3040 Post Oak Boulevard, Suite 675
Houston, Texas 77056

>   **Re: Nevada Gold & Casinos, Inc.**
>   **Schedule 14A**
>   **Filed November 30, 2007**
>   **File No. 001-15517**

Dear Mr. East:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with copies of the "board books" or similar documentation provided to the boards and management in connection with the proposed transaction. For example, provide us with the information presented to the board by management that is referenced in factor (iv) on page 14.

Recommendation of the Board of Directors, page 14

2. Please explain whether the board obtained a fairness opinion prior to making its determination that the Unit Purchase Agreement and the contemplated transactions were fair and in the best interests of the company and its stockholders. If not, revise to state that a fairness opinion was not obtained or relied upon by the board. If so, please expand your disclosure to discuss the fairness opinion and the board's examination of it.

Representations and Warranties, page 18

3. If true, please revise to provide a representation that the Unit Purchase Agreement is not contingent on Casino America or Isle of Capri obtaining financing.

* * * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:
:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ernest E. East
Nevada Gold & Casinos, Inc.
December 6, 2007
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact John Stickel at (202) 551-3324 with any questions.

Regards,

Max A. Webb
Assistant Director

cc: Via Facsimile (212) 753-7673
        Sonia Low
        Dornbush Shaeffer Strongin & Venaglia LLP